Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

HEALTHCARE TRUST OF AMERICA, INC.

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
(Dollars in thousands)
Earnings (losses)
Pre-tax (loss) income related to continuing operations before adjustment for income or loss from equity investees	$(22,551)	$5,593	$(7,919)	$(24,773)	$(28,409)	$(7,674)
Fixed charges	34,319	42,245	36,308	29,353	20,753	5,023
Noncontrolling interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(37)	(52)	16	(304)	(39)	8

Earnings (losses) available for fixed charges	$11,731	$47,786	$28,405	$4,276	$(7,695)	$(2,643)

Fixed charges
Interest expense	$30,394	$37,859	$32,906	$26,942	$19,309	$4,846
Amortized premiums, discounts or capitalized expenses related to indebtedness	2,888	3,177	2,589	2,161	1,401	177
Estimate of interest within rental expenses	1,037	1,209	813	250	43	—

Total fixed charges	$34,319	$42,245	$36,308	$29,353	$20,753	$5,023

Ratio of earnings to fixed charges	(1)	1.13	(1)	(1)	(1)	(1)

(1)	The ratio of earnings to fixed charges was less than one-to-one for the periods from January 1, 2012 to September 30, 2012, and the years ended December 31, 2007, 2008, 2009 and 2010. The total fixed charge amounts for those periods were $34.3 million, $5.0 million, $20.8 million, $29.4 million and $36.3 million, respectively, and the total earnings (losses) amounts were $11.7 million, $(2.6) million, $(7.7) million, $4.3 million, and $28.4 million, respectively. The deficiency amounts, or the amounts of fixed charges in excess of earnings, were approximately $22.6 million, $7.6 million, $28.5 million, $25.1 million and $7.9 million, respectively.